Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

January 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Mutual Funds File Nos. 333-40455 and 811-08495

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Destination 2065 Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on December 10, 2019, with regard to Post-Effective Amendment No. 257 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Prospectus

General

1) Comment:  Pursuant to Form N-1A Item 1(a)(2), on the front cover page please add the ticker symbols for each of the Fund’s share classes.

Response:  The Registrant has updated the front cover page to include the ticker symbols for the Fund’s share classes.

Fund Summary: Fees and Expenses

2) Comment:  As the information provided in the “Fees and Expenses” and “Example” tables is considered material, in correspondence please provide complete, updated tables at least five days before the filing’s effective date. Please also revise the Registration Statement to include all other incomplete information (including the asset allocation percentages on pages 3 and 8).

Response:  The complete, updated tables are attached to this correspondence. The Registrant also confirms that all incomplete information from the 485(a) filing will be included in the 485(b) filing.

3) Comment:  The Staff notes that pursuant to the “Fees and Expenses” table, none of the Fund’s shares classes will receive a maximum deferred sales charge. If this is correct, please consider removing the Maximum Deferred Sales Charge (Load) row of the table.

Response:  The Registrant has removed the Maximum Deferred Sales Charge (Load) row of the table.

Fund Summary: Principal Investment Strategies

4) Comment:  In the fourth sentence of the first paragraph under “Principal Investment Strategies,” if the reference to “smaller company stocks” is a reference to companies of a particular size (i.e., any company below the S&P constituent capitalization range), please disclose the capitalization range.

Response:  The Registrant notes that in the Item 9 section, the disclosure states that “U.S. stocks” generally include the stocks of large-capitalization, mid-capitalization and small-capitalization companies with market capitalizations, in the aggregate, similar to companies in the Russell 3000 Index.  The Registrant has added disclosure to this section regarding the capitalization range of the Russell 3000 Index.

5) Comment:  Regarding the principal strategy that “the Fund may invest directly in securities and derivatives,” please revise to specify the types of derivatives in which the Fund will invest directly and principally.

U.S. Securities and Exchange Commission

Response:  The Registrant has revised the disclosure as follows: “However the Fund may invest directly in securities and derivatives (futures, options and swaps) in addition to investing in Underlying Funds.”

Fund Summary: Payments to Broker-Dealers and Other Financial Intermediaries

6) Comment:  Pursuant to Item 4(b)(1)(iii) of Form N-1A, if the Fund is advised by or sold through an insured depository institution, please state, “An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” If this is not the case, please revise the section “Payments to Broker-Dealers and Other Financial Intermediaries” to clarify that the Fund is not advised by or sold through an insured depository institution.

Response:  The Registrant has added the requested disclosure to the end of the “Principal Investment Risks” section.

Fund Summary: Principal Investment Risks

7) Comment:  The Staff notes that the Item 9 principal risk discussion appears to include certain risks that are not identified as principal in Item 4 (e.g. Mortgage- and asset-backed securities risks and Liquidity risk). Please consider adding these risks to the Item 4 principal risk discussion.

Response:  The Registrant respectfully declines to revise the disclosure as requested.  While the Amendment included only a standalone Prospectus for the Fund, the Fund will be rolled into the full Prospectus for all Nationwide Target Destination Funds as part of the Registrant’s annual update. Mortgage- and asset-backed securities risks and liquidity risk are not principal risks of the Fund, but they are principal risks for some of the other Nationwide Target Destination Funds. These risks are disclosed in both the Item 4 and Item 9 disclosure for the applicable Funds.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Peter M. Hong Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire Prufesh R. Modhera, Esquire Jessica D. Burt, Esquire